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mtelford@dpw.com

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File No. 82-5201

August 9, 2004

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Press release dated August 9, 2004, entitled, "Gamesa will supply 17 new wind turbines in Germany and Portugal".

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Matthew Telford

Matthew Telford
Legal Assistant

dw 8/10

Enclosure

By Hand Delivery

File No. 82-5201

Gamesa

PRESS RELEASE

Gamesa will supply 17 new wind turbines in Germany and Portugal

GAMESA ACHIEVES TWO CONTRACTS IN GERMANY AND OTHER ONE IN PORTUGAL TO INSTALL 15 MW AND 6 MW RESPECTIVELY

Vitoria-Gasteiz, 9 August 2004. Gamesa Eólica has obtained two new contracts in Germany which achieve a value higher than 12 million euros. One of them has been signed with the German company Maka Windkraft GMBH to install 8,5 MW (4 G52-850 kW wind turbines and 6 G58-850 kW wind turbines) at Fuerstenau wind farm, placed in Ostwestfalen area. The other contract has been signed with EBV for the supply and installation of 3 G80-2.0 MW wind turbines (6 MW) at Kugelberg wind farm, located in Landkreis Holzminden area. Additionally, **Gamesa Eólica** has signed a new contract in Portugal to install 5,7 MW (2 G80-2.0 MW wind turbines and 2 G52-850 kW wind turbines). This contract, which achieves a value close to 4 million euros, enlarges the current one with the Portuguese company Tecneira.

Complementary note

Additionally, **Gamesa** would like to note that the recent negative performance of its shares does not correspond to any company related news or performance. As mentioned in the past conference call, **Gamesa Eólica** has had a good performance in the first half of 2004 and the other business units are evolving in line with our expectations. Hence, the 2004 budget is kept (EUR 230 MM Net Income, or EUR 0,95 EPS).

Finally, Gamesa would like to stress the fact that the company has no information about potential changes in its shareholder structure.